

FRASER MILNER CASGRAIN LLP

Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com

December 5, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA


05013240

Dear Sirs/Mesdames:

Subject: **Jannock Properties Limited (File No. 82-5062)**
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated November 24, 2005;

(b) Management's discussion and analysis of operations for the period ended September 30, 2005;

(c) Form 52-109FT2 - Certification of Interim Filings – CEO for the period ended September 30, 2005;

(d) Form 52-109FT2 - Certification of Interim Filings – CFO for the period ended September 30, 2005;

(e) BC Form 51-901 - Quarterly and Year End Report for the period ended September 30, 2005;

(f) Interim unaudited financial statements for the period ended September 30, 2005;

(g) Press Release dated August 25, 2005;

(h) Management's discussion and analysis of operations for the period ended June 30, 2005;

(i) Form 52-109FT2 - Certification of Interim Filings – CEO for the period ended June 30, 2005;

(j) Form 52-109FT2 - Certification of Interim Filings – CFO for the period ended June 30, 2005;

(k) BC Form 51-901 - Quarterly and Year End Report for the period ended June 30, 2005; and

(l) Interim unaudited financial statements for the period ended June 30, 2005.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Catherine Pham

CP/mb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
Richard Scott, Fraser Milner Casgrain LLP
Elaine Stein, Fraser Milner Casgrain LLP

3086621_1.DOC



Jannock Properties Limited

Press Release

November 24, 2005

Jannock Properties Limited reports September 30, 2005 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $271,000 ($0.01 per share) for the Third Quarter of 2005 compared with earnings of $9,204,000 ($0.25 per share) for the same period in 2004. The primary reason for the reduction in earnings was because there were no sales of real estate properties this year compared with the sale of the 221-acre Britannia site in the Third Quarter of last year.
For the nine months to September 30, 2005, net earnings were $1,380,000 ($0.04 per share) compared with earnings of $10,482,000 ($0.29 per share) for the same period last year.

Real Estate
As previously reported, the sale of the Company's real estate properties was completed in the First Quarter of this year.
At September 30, 2005 the Company was holding mortgages receivable of $4,863,000 relating to properties that had previously been sold of which, $513,000 is due in December 2005 and $4,350,000 is due in 2007.
In August 2005, the Company received a refund of property taxes of $413,000 which was included in other income in the Third Quarter.

Cash Flows from (used in) Operations
Cash generated by operating activities in the Third Quarter of this year amounted to $329,000, mainly due to the receipt of a property tax refund of $413,000. In the comparable period last year cash generated by operating activities was $23,073,000 which included $22,000,000 from the sale of the Britannia site.
General and administrative expenditures reflect the actions that have been taken to reduce costs and were $78,000 compared with $105,000 in 2004.

Jancor Companies, Inc.
Unaudited operating results in the Third Quarter remained below last year's levels, primarily due to the impact of higher resin costs. The two major hurricanes that hit the Southern US caused significant disruptions at a number of resin and feeder stock producers and resulted in all resin producers declaring force majeure in September. Supply has been restricted and resin prices have increased by over 35%. It is unlikely that Jancor will be able to fully recover these cost increases through higher prices for its products during the Fourth Quarter.
Debt levels showed a normal seasonal decrease in the Third Quarter and are expected to show a further decline by year-end.

Corporate Items
A distribution equivalent to $0.15 per unit was made to shareholders in June 2005 through the redemption of fifteen Class A Special shares. Following this redemption, each Unit now consists of 75 Class A Special shares and one Class B Common share.
The Company expects to receive $513,000 from outstanding mortgages receivable at the end of this year and a further $4,350,000 in 2007 but, there is no guarantee that these proceeds will be received on the due dates. The Company also expects that it will have to make income tax payments of approximately $900,000 in early 2006. This together with the uncertainty over the

timing and amount of any proceeds from Jancor means that it is unlikely that the Company will make any further cash distributions until late 2007.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the TSX Venture Exchange (trading symbol: JPL.UN).

****

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 30 2005 (unaudited)	DECEMBER 31 2004
ASSETS		
Land under development	$ -	$ 990
Mortgages receivable (note 3)	4,863	9,482
Other assets	166	203
Cash and cash equivalents	3,750	1,904
	$ 8,779	$ 12,579
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 174	$ 804
Income taxes payable	940	16
Future income taxes	353	482
	$ 1,467	$ 1,302
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 26,677	$ 32,022
Contributed surplus	6,868	6,868
Deficit	(26,233)	(27,613)
	$ 7,312	$ 11,277
	$ 8,779	$ 12,579

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

		THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
		2005	2004	**2005**	2004
		(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)		**$ -**	$ 22,097	**$ 2,700**	$ 25,140
Cost of sales		**-**	7,725	**979**	8,572
Gross profit		**-**	14,372	**1,721**	16,568
Interest and other income		**507**	132	**777**	361
General and administrative costs		**(83)**	(124)	**(337)**	(542)
Income before income taxes		**424**	14,380	**2,161**	16,387
Income taxes provided/(recovered) (note 5)	- current	**97**	1	**910**	1
	- future	**56**	5,175	**(129)**	5,904
		$ 271	$ 9,204	**$ 1,380**	$ 10,482
Deficit - beginning of period		**$ (26,504)**	$ (36,749)	**$ (27,613)**	$ (38,027)
Deficit - end of period		**$ (26,233)**	$ (27,545)	**$ (26,233)**	$ (27,545)
Net earnings per share		**$ 0.01**	0.25	**0.04**	0.29

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2005	2004	**2005**	2004
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$22,084	**$ 2,700**	$22,724
Collection of mortgages receivable	**-**	1,248	**4,658**	1,248
Interest and other income received	**449**	81	**700**	89
Income taxes recovered	**14**	14	**14**	13
Deposits received on land sales	**-**		**-**	9
Cash payments				
Real estate commissions	**-**	(301)	**(155)**	(301)
Deposit refunded	**-**	-	**-**	(1,052)
(Expenditures)/recoveries on land development	**(56)**	52	**(364)**	(917)
Payments of general, administrative and other	**(78)**	(105)	**(362)**	(796)
	329	23,073	**7,191**	21,017
INVESTING ACTIVITIES				
Restricted cash	**-**		**-**	1,043
	-	-	**-**	1,043
FINANCING ACTIVITIES				
Redemption of capital stock	**-**	-	**(5,345)**	-
	-	-	**(5,345)**	-
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**329**	23,073	**1,846**	22,060
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 3,421**	$ 7	**$ 1,904**	$ 1,020
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 3,750**	$23,080	**$ 3,750**	$23,080

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2004 and should be read in conjunction with those financial statements.

2. Land sales

During the period ended September 30, 2005 there was one land sale for $2,700. This completes the sale of the Company's real estate properties.

3. Mortgages receivable

At September 30, 2005, mortgages receivable of $4,863 (December 31, 2004 - $9,482), included $513 which is due in December 2005 and $4,350 which is due in 2007.

4. Accounts payable and accrued liabilities

At September 30, 2005, an amount of $139 (December 31, 2004 - $745) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2005	September 30, 2004
Earnings before income taxes	$2,161	$16,387
Expected income taxes	781	5,919
Other	-	(14)
Total	$ 781	$ 5,905

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Currently each unit consists of 75 Class A special shares and one Class B common share. The Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

In June 2005, the Company redeemed 534,478,980 Class A Special shares for an amount of $5,345.

7. Commitments

At September 30, 2005, the Company had provided letters of credit amounting to $208 (December 31, 2004 - $3,987). A letter of credit for $500 related to a potential claim was cancelled in July 2005.

A security for $1,500 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia and Milton quarry sites that may arise during the three years after sale of the properties. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

8. Potential Recoveries

The Company has identified approximately $1,100 of potential recoveries of development charges that will be resolved over the next two or three years and will be recognized as income when these contingencies are resolved. The ultimate amounts realized and the timing of recoveries are uncertain and could differ from current estimates.

JANNOCK PROPERTIES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2005
November 24, 2005

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the nine months ended September 30, 2005 and the audited financial statements and MD&A for the year ended December 31, 2004, included in our 2004 Annual Report to Shareholders. The interim unaudited financial statements for the nine months ended September 30, 2005 and the audited financial statements for the year ended December 31, 2004 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2004.

Results of Operations – Third Quarter 2005 versus Third Quarter 2004

There were no sales in the Third Quarter of this year as all of the remaining properties were sold in the First Quarter. In the Third Quarter of 2004 the 221-acre Britannia site in Mississauga was sold for $22,000,000.

There were no gross profits on land sales for the Third Quarter of 2005. In the same period last year, there were gross profits on land sales of $14,372,000 which were primarily earned on the sale of the Britannia site.

Interest and other income in the Third Quarter was $507,000 and included $413,000 for a property tax refund and $94,000 of interest. In the Third Quarter of 2004, interest and other income was $132,000 and included $57,000 of imputed interest on discounted mortgages receivable.

General and administrative expenses in the Third Quarter of 2005 reflected the reduced level of activity and amounted to $83,000 compared with $124,000 for the same period last year.

Net earnings for the Third Quarter of 2005 were $271,000 ($0.01 per share) compared with $9,204,000 ($0.25 per share) for the same period in 2004.

Results of Operations – Nine Months 2005 versus Nine Months 2004

Sales in the nine months to September 30, 2005 consisted of $2,700,000 for the two remaining Milton properties that were sold in the First Quarter. Land sales in the same period of 2004 mainly consisted of $22,000,000 for the 221-acre Britannia site and $3,028,000 for a 48-acre block of land in Milton.

Gross profits on land sales for the first nine months of 2005 were $1,721,000, most of which related to the gain on the sale of the Milton properties in the First Quarter. Gross profits of $16,568,000 during this period in 2004 primarily consisted of the profits from the sale of the 221-acre Britannia site and the 48-acre site in Milton.

Interest and other income in the nine months to September 30, 2005 was $777,000 and included $413,000 for the property tax refund received in the Third Quarter. Interest earnings of $363,000 included $39,000 that related to imputed interest on discounted mortgages receivable. In the same period in 2004, interest and other income amounted to $361,000 and included $234,000 of imputed interest.

General and administrative expenses in the first nine months of 2005 amounted to $337,000 which is a reduction of 38% from $542,000 for the same period last year.

Net earnings for the nine months to September 30, 2005 were $1,380,000 ($0.04 per share) compared with $10,482,000 ($0.29 per share) for the same period in 2004.

Outstanding Mortgages Receivable

At September 30, 2005 the Company was holding mortgages receivable of $4,863,000 relating to properties that had previously been sold. Included in this amount is $513,000 which is due in December of this year and $4,350,000 which is due in 2007.

Jancor Companies, Inc (Jancor)

Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture, has become an increasingly larger part of the Company's potential value. Jannock Properties sold its equity interest in Jancor in 2001 and no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

The Company has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the Third Quarter of 2005 was US$3.6 million compared with US$4.3 million a year earlier. For the nine months to September 30, 2005 EBITDA was US$5.4 million versus US$11.5 million for the same period in 2004. The reduction in EBITDA in 2005 has been attributed primarily to

higher resin costs which had not been recovered through increased pricing. Resin prices had been expected to decrease in the second half of this year, but the two major hurricanes that hit the Southern US in the Third Quarter caused significant disruptions at a number of resin and feeder stock producers. All resin producers declared force majeure in September and as a result, supply has been restricted and resin prices have increased by over 35%. It is unlikely that Jancor will be able to fully recover these cost increases through higher prices for its products during the Fourth Quarter. In 2004, EBITDA at Jancor for the full year was US$14.7 million.

Senior debt levels at Jancor declined to US$15 million at September 30, 2005 and are expected to decrease further during the balance of the year.

Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – Third Quarter 2005 versus Third Quarter 2004

Cash inflows from operating activities during the Third Quarter of 2005 amounted to $329,000 compared to $23,073,000 for the same period last year. Cash receipts for the Third Quarter of 2005 were $463,000 and included a property tax refund of $413,000. In the same quarter last year cash receipts were $23,427,000 and included $22,000,000 from sale of the Britannia site and $1,248,000 from the collection of a mortgage receivable. Cash payments in the Third Quarter of 2005 were $134,000 and included land development expenditures of $56,000 and administrative expenditures of $78,000. In the same period last year cash payments were $354,000 and included real estate commissions of $301,000 and administrative expenditures of $105,000 less recoveries on land development expenditures of $87,000.

There were no cash flows for either investing activities or financing activities during the Third Quarters of 2005 and 2004.

Cash Flows – Nine Months 2005 versus Nine Months 2004

Cash inflows from operating activities during the nine months to September 30, 2005 amounted to $7,191,000 compared to $21,017,000 for the same period last year. Cash receipts for first nine months of this year were $8,072,000 and included proceeds from land sales of $2,700,000, collection of mortgages receivable of $4,658,000 property tax refunds of $413,000 and interest and other income of $287,000. In the same period in 2004 cash receipts were $24,083,000 and included proceeds from land sales of $22,724,000, collection of mortgages receivable of $1,248,000 and interest and other income of $89,000. Cash payments in the nine months to September 30, 2005 were $881,000 and included real estate commissions of $155,000, land development expenditures of $364,000 and administrative expenditures of $362,000. In the same period last year cash payments were $3,066,000 and included a refund of a deposit of $1,052,000 on an uncompleted sale, real estate commissions of $301,000, land development expenditures of $917,000 and administrative expenditures of $796,000.

There were no cash flows for investing activities during the nine months to September 30, 2005. In the same period last year there were cash inflows of $1,043,000 for restricted cash related to the deposit that was refunded.

Cash outflows for financing activities in the nine months to September 30, 2005 were $5,345,000 for a distribution to shareholders through the redemption of capital stock. There were no cash flows for financing activities in the nine months to September 30, 2004.

Financial Position

Total assets at September 30, 2005 were $8,779,000 compared with $12,579,000 at December 31, 2004.

- Cash and cash equivalents increased by $1,846,000 mainly due to proceeds of $4,658,000 from repayments of mortgages receivable, cash receipts on the sale of the remaining Milton properties for $2,700,000 less the distribution of $5,345,000 that was made to shareholders in September, 2005.
- Land held for development decreased by $990,000 due to the sale of the remaining Milton sites.
- Mortgages receivable that are held by the Company on previous property sales declined by $4,619,000 primarily due to the repayments of $4,658,000 that were received in the Second Quarter. The mortgages receivable at September 30, 2005 of $4,863,000 included $513,000 which was due in December 2005 and $4,350,000 due in 2007.

Liabilities at September 30, 2005 were $1,467,000 compared with $1,302,000 at December 31, 2004.

- Accounts payable declined by $630,000 and was more than offset by an increase of $924,000 in income taxes payable that mainly resulted from the gain on the sale of the Milton properties and the reduction in reserves arising from the collection of outstanding mortgages receivable. The current income taxes will be payable in 2006.

Contingencies
A security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site and the Milton quarry that may arise during the next two years. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

Potential Recoveries
The Company had previously identified approximately $1,500,000 of potential recoveries of development charges and refunds of property taxes. A refund of property taxes amounting to $413,000 was included in Third Quarter income. Management expects the remaining recoveries of development charges will be resolved over the next two or three years and will be recognized as income when these contingencies are resolved. The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

Distributions
A cash distribution equivalent to $0.15 per Unit was made in June 2005 through the redemption of 15 of the 90 Class A Special shares that were then included in each Unit, at a redemption price of $0.01 per share. Following this redemption each Unit now consists of 75 Class A Special shares and one Class B Special share.

Outlook
Although the Company expects to receive $513,000 from outstanding mortgages receivable at the end of this year and a further $4,350,000 in 2007, there is no guarantee that proceeds will be received on the due dates. The Company also expects that it will have to make income tax payments of approximately $900,000 in early 2006. This together with the uncertainty over the timing and amount of any proceeds from Jancor means that it is unlikely that the Company will make any further cash distributions until late 2007.

Risks and Uncertainties
Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.
As a former owner of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

Additional Information relating to the Company
During the Nine months to September 30, 2005, the Company did not implement any new accounting policies and did not have any transactions with related parties.
At September 30, 2005, the only off-balance sheet transactions were letters of credit of $208,000.



Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT2 - Certification of Interim Filings

I, Ian C. B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 24, 2005

(signed)
Ian C. B. Currie
President

Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT2 - Certification of Interim Filings

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 24, 2005

(signed)
Brian W. Jamieson
Chief Financial Officer

RECEIVED
2005 DEC 13 P 5:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	September 30, 2005	November 24, 2005

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. Ian Currie	November 24, 2005
CHIEF FINANCIAL OFFICER AND SECRETARY	**PRINT FULL NAME**	**DATE SIGNED**
(signed)	Mr. Brian Jamieson	November 24, 2005

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended September 30, 2005 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three-month period ended September 30, 2005:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures/(recoveries) on property development	$ 0
	Land costs	$ 0
	Development costs	$ 0
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$22
	Directors fees	$10
	Professional fees	$46
	Office administration	$ 5

2. Related party transactions

None.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended September 30, 2005:

Nil.

b) Summary of options granted during the three month period ended September 30, 2005:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at September 30, 2005:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,672,394,900 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended September 30, 2005 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "MD&A".

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 30 2005 (unaudited)	DECEMBER 31 2004
ASSETS		
Land under development	$ -	$ 990
Mortgages receivable (note 3)	4,863	9,482
Other assets	166	203
Cash and cash equivalents	3,750	1,904
	$ 8,779	$ 12,579
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 174	$ 804
Income taxes payable	940	16
Future income taxes	353	482
	$ 1,467	$ 1,302
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 26,677	$ 32,022
Contributed surplus	6,868	6,868
Deficit	(26,233)	(27,613)
	$ 7,312	$ 11,277
	$ 8,779	$ 12,579

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

		THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
		2005	2004	**2005**	2004
		(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)		**$ -**	$ 22,097	**$ 2,700**	$ 25,140
Cost of sales		**-**	7,725	**979**	8,572
Gross profit		**-**	14,372	**1,721**	16,568
Interest and other income		**507**	132	**777**	361
General and administrative costs		**(83)**	(124)	**(337)**	(542)
Income before income taxes		**424**	14,380	**2,161**	16,387
Income taxes provided/(recovered) (note 5)	- current	**97**	1	**910**	1
	- future	**56**	5,175	**(129)**	5,904
		$ 271	$ 9,204	**$ 1,380**	$ 10,482
Deficit - beginning of period		**$ (26,504)**	$ (36,749)	**$ (27,613)**	$ (38,027)
Deficit - end of period		**$ (26,233)**	$ (27,545)	**$ (26,233)**	$ (27,545)
Net earnings per share		**$ 0.01**	0.25	**0.04**	0.29

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2005	2004	**2005**	2004
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$22,084	**$ 2,700**	$22,724
Collection of mortgages receivable	**-**	1,248	**4,658**	1,248
Interest and other income received	**449**	81	**700**	89
Income taxes recovered	**14**	14	**14**	13
Deposits received on land sales	**-**		**-**	9
Cash payments				
Real estate commissions	**-**	(301)	**(155)**	(301)
Deposit refunded	**-**	-	**-**	(1,052)
(Expenditures)/recoveries on land development	**(56)**	52	**(364)**	(917)
Payments of general, administrative and other	**(78)**	(105)	**(362)**	(796)
	329	23,073	**7,191**	21,017
INVESTING ACTIVITIES				
Restricted cash	**-**		**-**	1,043
	-	-	**-**	1,043
FINANCING ACTIVITIES				
Redemption of capital stock	**-**	-	**(5,345)**	-
	-	-	**(5,345)**	-
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**329**	23,073	**1,846**	22,060
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 3,421**	$ 7	**$ 1,904**	$ 1,020
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 3,750**	$23,080	**$ 3,750**	$23,080

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2004 and should be read in conjunction with those financial statements.

2. Land sales

During the period ended September 30, 2005 there was one land sale for $2,700. This completes the sale of the Company's real estate properties.

3. Mortgages receivable

At September 30, 2005, mortgages receivable of $4,863 (December 31, 2004 - $9,482), included $513 which is due in December 2005 and $4,350 which is due in 2007.

4. Accounts payable and accrued liabilities

At September 30, 2005, an amount of $139 (December 31, 2004 - $745) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2005	September 30, 2004
Earnings before income taxes	$2,161	$16,387
Expected income taxes	781	5,919
Other	-	(14)
Total	$ 781	$ 5,905

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Currently each unit consists of 75 Class A special shares and one Class B common share. The Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

In June 2005, the Company redeemed 534,478,980 Class A Special shares for an amount of $5,345.

7. Commitments

At September 30, 2005, the Company had provided letters of credit amounting to $208 (December 31, 2004 - $3,987). A letter of credit for $500 related to a potential claim was cancelled in July 2005.

A security for $1,500 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia and Milton quarry sites that may arise during the three years after sale of the properties. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

8. Potential Recoveries

The Company has identified approximately $1,100 of potential recoveries of development charges that will be resolved over the next two or three years and will be recognized as income when these contingencies are resolved. The ultimate amounts realized and the timing of recoveries are uncertain and could differ from current estimates.



Jannock Properties Limited

Press Release


RECEIVED
2005 DEC 13 P 5:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 25, 2005

Jannock Properties Limited reports June 30, 2005 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $73,000 ($0.00 per share) for the Second Quarter of 2005 compared with earnings of $1,348,000 ($0.04 per share) for the same period in 2004. The reduction in earnings was due to there being no sales of real estate properties compared with the sale of some land in Milton in the Second Quarter of last year.
For the six months to June 30, 2005, net earnings were $1,109,000 ($0.03 per share) compared with earnings of $1,278,000 ($0.04 per share) for the same period last year.

Real Estate
As previously reported, the sale of the Company's real estate properties was completed in the First Quarter of this year.
In the Second Quarter of 2005, a total of $4,658,000 was received in early repayments from three mortgages that were due in December of this year.
At June 30, 2005 the Company was holding mortgages receivable of $4,863,000 relating to properties that had previously been sold.
In August 2005, the Company received a refund of property taxes of $413,000 which will be recorded as income in the Third Quarter.

Cash Flows from (used in) Operations
Cash generated by operating activities in the Second Quarter of this year amounted to $4,399,000, mainly due to $4,658,000 of early repayments of mortgages receivable. In the comparable period last year there was a cash usage by operating activities of $1,355,000 which included a refund of a deposit of $1,052.000.
General and administrative expenditures reflect the actions that have been taken to reduce costs and were $86,000 compared with $207,000 in 2004.

Jancor Companies, Inc.
Unaudited operating results in the Second Quarter continued to be below last year's levels, primarily due to the impact of higher resin costs. Some improvement should occur in the balance of the year as resin costs are expected to decline.
Debt levels were flat during the Second Quarter after the normal seasonal increase experienced in the First Quarter. Debt levels are expected to decrease during the rest of the year.

Corporate Items
A distribution equivalent to $0.15 per unit was made to shareholders in June 2005 through the redemption of fifteen Class A Special shares. Following this redemption, each Unit now consists of 75 Class A Special shares and one Class B Common share.
The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.
The Company's common shares are listed on the TSX Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2005 (unaudited)	DECEMBER 31 2004
ASSETS		
Land under development	$ -	$ 990
Mortgages receivable (note 3)	4,863	9,482
Other assets	117	203
Cash and cash equivalents	3,421	1,904
	$ 8,401	$ 12,579
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 234	$ 804
Income taxes payable	794	16
Future income taxes	332	482
	$ 1,360	$ 1,302
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 26,677	$ 32,022
Contributed surplus	6,868	6,868
Deficit	(26,504)	(27,613)
	$ 7,041	$ 11,277
	$ 8,401	$ 12,579

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
		2005	2004	**2005**	2004
		(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)		**$ -**	$ 3,043	**$ 2,700**	$ 3,043
Cost of sales/(recoveries)		**(110)**	847	**979**	847
Gross profit		**110**	2,196	**1,721**	2,196
Interest and other income		**118**	131	**270**	229
General and administrative costs		**(113)**	(216)	**(254)**	(418)
Income before income taxes		**115**	2,111	**1,737**	2,007
Income taxes provided/(recovered) (note 5)	- current	**465**	(1)	**813**	-
	- future	**(423)**	764	**(185)**	729
		$ 73	$ 1,348	**$ 1,109**	$ 1,278
Deficit - beginning of period		**$ (26,577)**	$ (38,097)	**$ (27,613)**	$ (38,027)
Deficit - end of period		**$ (26,504)**	$ (36,749)	**$ (26,504)**	$ (36,749)
Net earnings per share					
		$ 0.00	0.04	**0.03**	0.04

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2005	2004	**2005**	2004
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ 635	**$ 2,700**	$ 640
Collection of mortgages receivable	**4,658**	-	**4,658**	-
Interest and other income received	**149**	-	**251**	8
Deposits received on land sales	**-**	3	**-**	9
Cash payments				
Real estate commissions	**-**	-	**(155)**	-
Deposit refunded	**-**	(1,052)	**-**	(1,052)
Expenditures on land development	**(322)**	(734)	**(308)**	(969)
Income taxes paid	**-**	-	**-**	(1)
Payments of general, administrative and other	**(86)**	(207)	**(284)**	(691)
	4,399	(1,355)	**6,862**	(2,056)
INVESTING ACTIVITIES				
Restricted cash	**-**	1,051	**-**	1,043
	-	1,051	**-**	1,043
FINANCING ACTIVITIES				
Redemption of capital stock	**(5,345)**	-	**(5,345)**	-
	(5,345)	-	**(5,345)**	-
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(946)**	(304)	**1,517**	(1,013)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 4,367**	$ 311	**$ 1,904**	$ 1,020
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 3,421**	$ 7	**$ 3,421**	$ 7

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2004 and should be read in conjunction with those financial statements.

2. Land sales

During the period ended June 30, 2005 there was one land sale for $2,700. This completes the sale of the Company's real estate properties.

3. Mortgages receivable

At June 30, 2005, mortgages receivable of $4,863 (December 31, 2004 - $9,482) included $513 which is due in December 2005 and $4,350 which is due in 2007. A total of $4,658 was received during the Second Quarter of 2005 in early repayments of amounts that were due in December 2005.

4. Accounts payable and accrued liabilities

At June 30, 2005, an amount of $195 (December 31, 2004 - $745) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2005	June 30, 2004
Earnings/(loss) before income taxes	$1,737	$2,007
Expected income taxes/(recovery)	628	726
Other	-	3
Total	$ 628	$ 729

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Currently each unit consists of 75 Class A special shares and one Class B common share. The Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

In June 2005, the Company redeemed 534,478,980 Class A Special shares for an amount of $5,345.

7. Commitments

At June 30, 2005, the Company had provided letters of credit amounting to $708 (December 31, 2004 - $3,987) of which $500 related to a potential claim arising from the Company's unsuccessful application for rezoning the Britannia site. Subsequent to the quarter end, settlement was reached with the party claiming costs and a letter of credit for $500 were cancelled in July 2005.

A security for $1,500 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia and Milton quarry sites that may arise during the three years after sale of the properties. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

8. Potential Recoveries and Subsequent Event

In August 2005, the Company received a refund of property taxes amounting to $413,000 which will be recognized in Third Quarter income. In addition, the Company has identified approximately $1,100,000 of potential recoveries of development charges that will be resolved over the next two or three years and will

be recognized as income when resolved. The ultimate amounts realized and the timing of recoveries are uncertain and could differ from current estimates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2005
August 25, 2005

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the six months ended June 30, 2005 and the audited financial statements and MD&A for the year ended December 31, 2004, included in our 2004 Annual Report to Shareholders. The interim unaudited financial statements for the six months ended June 30, 2005 and the audited financial statements for the year ended December 31, 2004 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2004.

Results of Operations – Second Quarter 2005 versus Second Quarter 2004
There were no sales in the Second Quarter of this year as all of the remaining properties were sold in the First Quarter. In the Second Quarter of 2004 a 48-acre site in Milton was sold for $3,028,000.
Gross profits on land sales for the Second Quarter of 2005 were $110,000 and resulted from a reduction in the estimated cost to complete on the properties that have been sold. In the same period last year, there were gross profits of $2,196,000 which were primarily earned on the sale of the Milton property.
Interest and other income of $118,000, included $12,000 that related to imputed interest on discounted mortgages receivable. In the Second Quarter of 2004, interest and other income was $131,000 and included $98,000 of imputed interest.
General and administrative expenses in the Second Quarter of 2005 reflected the reduced level of activity and amounted to $113,000 which was reduction of 48% from $216,000 for the same period last year.
Net earnings for the Second Quarter of 2005 were $73,000 ($0.00 per share) compared with $1,348,000 ($0.04 per share) for the same period in 2004.

Results of Operations – Six Months 2005 versus Six Months 2004
Sales in the six months to June 30, 2005 consisted of $2,700,000 for the two remaining Milton properties that were sold in the First Quarter. Land sales in the same period of 2004 consisted of $3,028,000 for a 48-acre block of land in Milton.
Gross profits on land sales for the first six months of 2005 were $1,721,000 and primarily related to the gain on the sale of the Milton properties in the First Quarter. Gross profits of $2,196,000 during this period in 2004 consisted of the profits from the sale of the 48-acre site in Milton.
Interest and other income in the six months to June 30, 2005 was $270,000 and included $39,000 that related to imputed interest on discounted mortgages receivable. In the same period in 2004, interest and other income amounted to $229,000 and included $177,000 of imputed interest.
General and administrative expenses in the first six months of 2005 amounted to $254,000 compared to $418,000 for the same period last year.
Net earnings for the six months to June 30, 2005 were $1,109,000 ($0.03 per share) compared with $1,278,000 ($0.04 per share) for the same period in 2004.

Outstanding Mortgages Receivable
At June 30, 2005 the Company was holding mortgages receivable of $4,863,000 relating to properties that had previously been sold. Included in this amount is $513,000 which is due in December of this year and $4,350,000 which is due in 2007.

Jancor Companies, Inc (Jancor)
Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture, has become an increasingly larger part of the Company's potential value. Jannock Properties sold its equity interest in Jancor in 2001 and no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.
The Company has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the Six Months to June 30, 2005 were US$1.8 million versus US$7.2 million a year earlier. This reduction in EBITDA has been attributed primarily to higher resin costs which have not been recovered through increased pricing. EBITDA in the Second Quarter of 2005 was US$3.4 million compared with US$5.8 million a year earlier. Resin prices are still high but have shown some signs of softening.

Jancor management believes that it will make up some of the shortfall in EBITDA in the balance of the year. In 2004, EBITDA at Jancor for the full year was US$14.7 million.
Senior debt levels at Jancor, of US$21 million, at June 30, 2005 should be close to the seasonal peak and are expected to be reduced during the balance of the year.
Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – Second Quarter 2005 versus Second Quarter 2004
Cash inflows from operating activities during the Second Quarter of 2005 amounted to $4,399,000 compared to outflows of $1,355,000 for the same period last year. Cash receipts for the Second Quarter of 2005 were $4,807,000 and included $4,658,000 for early repayments that were received on three mortgages receivable. In the same quarter last year cash receipts were $638,000 and included $635,000 from down payments received on the sale of a property. Cash payments in the Second Quarter of 2005 were $408,000 compared with $1,993,000 for the same period last year. The higher spending last year was mainly due to the repayment of a deposit of $1,052,000 relating to a sale that was not completed and $412,000 of higher spending on land development.
There were no cash flows for investing activities during the Second Quarter of 2005. In the Second Quarter of 2004 there were cash inflows of $1,051,000 for restricted cash related to the deposit that was refunded.
Cash outflows for financing activities in the Second Quarter of 2005 were $5,345,000 for a distribution to shareholders through the redemption of capital stock. There were no cash flows for financing activities in the Second Quarter of 2004.

Cash Flows – Six Months 2005 versus Six Months 2004
Cash inflows from operating activities during the Six Months to June 30, 2005 amounted to $6,862,000 compared to outflows of $2,056,000 for the same period last year. Cash receipts for first six months of this year were $7,609,000 versus $657,000 for the same period last year. This increase was due to higher cash proceeds from land sales of $2,060,000, early repayments of mortgages receivable of $4,658,000 received this year and higher proceeds from interest and other income of $243,000. Cash payments in the six months to June 30, 2005 were $747,000 compared with $2,713,000 for the same period last year. The higher spending last year was due to the refund of a deposit of $1,052,000 on an uncompleted sale, larger expenditures on land development of $661,000 and higher payments of administrative expenses of $407,000.
There were no cash flows for investing activities during the Six Months to June 30, 2005. In the same period last year there were cash inflows of $1,051,000 for restricted cash related to the deposit that was refunded.
Cash outflows for financing activities in the six months to June 30, 2005 were $5,345,000 for a distribution to shareholders through the redemption of capital stock. There were no cash flows for financing activities in the six months to June 30, 2004.

Financial Position
Total assets at June 30, 2005 were $8,401,000 compared with $12,579,000 at December 31, 2004.

- Cash and cash equivalents increased by $1,517,000 mainly due to $4,658,000 of proceeds from early repayments of mortgages receivable, the sale of the remaining Milton properties of $2,700,000 less the distribution of $5,345,000 that was made to shareholders in June 2005.
- Land held for development decreased by $990,000 due to the sale of the remaining Milton sites.
- Mortgages receivable that are held by the Company on previous property sales declined by $4,619,000 primarily due to the early repayments of $4,658,000 that were received in the Second Quarter. The mortgages receivable at June 30, 2005 of $4,863,000 included $513,000 which was due in December 2005 and $4,350,000 due in 2007.

Liabilities at June 30, 2005 were $1,360,000 compared with $1,302,000 at December 31, 2004.

- Accounts payable declined by $570,000 and was more than offset by an increase of $778,000 in income taxes payable that mainly resulted from the gain on the sale of the Milton properties and the reduction in reserves arising from the collection of outstanding mortgages receivable. The current income taxes will be payable in 2006.

Contingencies
Settlement has been reached with three parties claiming costs arising from the Ontario Municipal Board (OMB) hearing on the rezoning of the Britannia site. None of the settlements will have any material impact on the financial position of the Company. Letters of credit totaling $3,625,000 were provided as security for these claims of which $3,125,000 was cancelled in April and May 2005 and the remaining $500,000 was cancelled in July 2005.

A security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site and the Milton quarry that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

Potential Recoveries and Subsequent Event.

The Company had previously identified approximately $1,500,000 of potential recoveries of development charges and refunds of property taxes. In August 2005, the Company received a refund of property taxes amounting to $413,000 which will be recognized in Third Quarter income. Management expects the remaining recoveries of development charges will be resolved over the next two or three years and will be recognized as income when resolved. The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

Distributions

A cash distribution equivalent to $0.15 per Unit was made in June 2005 through the redemption of 15 of the 90 Class A Special shares that were then included in each Unit, at a redemption price of $0.01 per share. Following this redemption each Unit now consists of 75 Class A Special shares and one Class B Special share

Risks and Uncertainties

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

Additional Information relating to the Company

During the Six months to June 30, 2005, the Company did not implement any new accounting policies and did not have any transactions with related parties.

At June 30, 2005, the only off-balance sheet transactions were letters of credit of $708,000 which included the $500,000 issued as security for the remaining claim referred to in 'Contingencies'. The letter of credit for $500,000 was cancelled in July and there are currently $208,000 of letters of credit outstanding.



Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

RECEIVED
2005 DEC 13 P 5:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109FT2 - Certification of Interim Filings

I, Ian C. B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 25, 2005

(signed)
Ian C. B. Currie
President



Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT2 - Certification of Interim Filings

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 25, 2005

(signed)
Brian W. Jamieson
Chief Financial Officer

RECEIVED
2005 DEC 13 P 5:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	June 30, 2005	August 25, 2005

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. Ian Currie	August 25, 2005
CHIEF FINANCIAL OFFICER AND SECRETARY	**PRINT FULL NAME**	**DATE SIGNED**
(signed)	Mr. Brian Jamieson	August 25, 2005

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended June 30, 2005 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three-month period ended June 30, 2005:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures/(recoveries) on property development	$ (110)
	Land costs	$ 0
	Development costs	$ (110)
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$23
	Directors fees	$17
	Professional fees	$68
	Office administration	$ 5

2. Related party transactions

None.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended June 30, 2005:

Nil.

b) Summary of options granted during the three month period ended June 30, 2005:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at June 30, 2005:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,672,394,900 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended June 30, 2005 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "MD&A".

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2005 (unaudited)	DECEMBER 31 2004
ASSETS		
Land under development	$ -	$ 990
Mortgages receivable (note 3)	4,863	9,482
Other assets	117	203
Cash and cash equivalents	3,421	1,904
	$ 8,401	$ 12,579
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 234	$ 804
Income taxes payable	794	16
Future income taxes	332	482
	$ 1,360	$ 1,302
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 26,677	$ 32,022
Contributed surplus	6,868	6,868
Deficit	(26,504)	(27,613)
	$ 7,041	$ 11,277
	$ 8,401	$ 12,579

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
		2005	2004	**2005**	2004
		(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)		**$ -**	$ 3,043	**$ 2,700**	$ 3,043
Cost of sales/(recoveries)		**(110)**	847	**979**	847
Gross profit		**110**	2,196	**1,721**	2,196
Interest and other income		**118**	131	**270**	229
General and administrative costs		**(113)**	(216)	**(254)**	(418)
Income before income taxes		**115**	2,111	**1,737**	2,007
Income taxes provided/(recovered) (note 5)	- current	**465**	(1)	**813**	-
	- future	**(423)**	764	**(185)**	729
		$ 73	$ 1,348	**$ 1,109**	$ 1,278
Deficit - beginning of period		**$ (26,577)**	$ (38,097)	**$ (27,613)**	$ (38,027)
Deficit - end of period		**$ (26,504)**	$ (36,749)	**$ (26,504)**	$ (36,749)
Net earnings per share					
		$ 0.00	0.04	**0.03**	0.04

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2005	2004	**2005**	2004
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ 635	**$ 2,700**	$ 640
Collection of mortgages receivable	**4,658**	-	**4,658**	-
Interest and other income received	**149**	-	**251**	8
Deposits received on land sales	**-**	3	**-**	9
Cash payments				
Real estate commissions	**-**	-	**(155)**	-
Deposit refunded	**-**	(1,052)	**-**	(1,052)
Expenditures on land development	**(322)**	(734)	**(308)**	(969)
Income taxes paid	**-**	-	**-**	(1)
Payments of general, administrative and other	**(86)**	(207)	**(284)**	(691)
	4,399	(1,355)	**6,862**	(2,056)
INVESTING ACTIVITIES				
Restricted cash	**-**	1,051	**-**	1,043
	-	1,051	**-**	1,043
FINANCING ACTIVITIES				
Redemption of capital stock	**(5,345)**	-	**(5,345)**	-
	(5,345)	-	**(5,345)**	-
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(946)**	(304)	**1,517**	(1,013)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 4,367**	$ 311	**$ 1,904**	$ 1,020
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 3,421**	$ 7	**$ 3,421**	$ 7

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2004 and should be read in conjunction with those financial statements.

2. Land sales

During the period ended June 30, 2005 there was one land sale for $2,700. This completes the sale of the Company's real estate properties.

3. Mortgages receivable

At June 30, 2005, mortgages receivable of $4,863 (December 31, 2004 - $9,482) included $513 which is due in December 2005 and $4,350 which is due in 2007. A total of $4,658 was received during the Second Quarter of 2005 in early repayments of amounts that were due in December 2005.

4. Accounts payable and accrued liabilities

At June 30, 2005, an amount of $195 (December 31, 2004 - $745) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2005	June 30, 2004
Earnings/(loss) before income taxes	$1,737	$2,007
Expected income taxes/(recovery)	628	726
Other	-	3
Total	$ 628	$ 729

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Currently each unit consists of 75 Class A special shares and one Class B common share. The Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

In June 2005, the Company redeemed 534,478,980 Class A Special shares for an amount of $5,345.

7. Commitments

At June 30, 2005, the Company had provided letters of credit amounting to $708 (December 31, 2004 - $3,987) of which $500 related to a potential claim arising from the Company's unsuccessful application for rezoning the Britannia site. Subsequent to the quarter end, settlement was reached with the party claiming costs and a letter of credit for $500 were cancelled in July 2005.

A security for $1,500 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia and Milton quarry sites that may arise during the three years after sale of the properties. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

8. Potential Recoveries and Subsequent Event

In August 2005, the Company received a refund of property taxes amounting to $413,000 which will be recognized in Third Quarter income. In addition, the Company has identified approximately $1,100,000 of potential recoveries of development charges that will be resolved over the next two or three years and will

be recognized as income when resolved. The ultimate amounts realized and the timing of recoveries are uncertain and could differ from current estimates.